Exhibit 7

Ratio of earnings to fixed charges

Prior-period amounts have been restated for the treatment of the segment Lighting as a discontinued operation (see Discontinued operations and assets classified as held for sale).

Philips Group
Unaudited calculation of ratio of earnings to fixed charges
in millions of EUR unless otherwise stated
2013 - 2017
	2013	2014	2015	2016	2017

Income (loss) before taxes	1,297	167	299	1,023	1,381
Fixed charges	350	318	369	388	275
Dividend received from associates	6	41	15	48	6
Total earnings	1,653	526	683	1,458	1,662

Interest paid to third-party on loans and borrowings	244	222	267	288	178
Costs related to indebtedness	9	9	13	19	14
Interest included in capital lease payments	6	6	6	7	8
One third of rental expense (being that portion of rental expense representative of the interest factor)	91	81	83	74	76
Total fixed charges	350	318	369	388	275

Ratio of earnings to fixed charges	4.7	1.7	1.8	3.8	6.0